UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

 1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1):

     [X]  MERGER

     [_]  LIQUIDATION

     [_]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

 2.  Name of fund: BNY Hamilton Funds, Inc.

 3.  Securities and Exchange Commission File No.: 811-06654

 4.  Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]   Initial Application      [_]   Amendment

 5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     3435 Stelzer Road
     Columbus, OH 43219-3035

 6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Daniel O. Hirsch, Esq.            Peter M. Sullivan, Esq.
     Ropes & Gray LLP                  The Bank of New York Mellon Corporation
     One Metro Center                  BNY Mellon Center, 8th Floor
     700 12th Street, NW, Suite 900    201 Washington Street
     Washington, DC 20005-3948         Boston, MA 02108-4403
     (202) 508-4812                    (617) 722-7716


 7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     (a) The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286 (212-298-1646) (for services as administrator)

     (b) Citi Fund Services Ohio, Inc., 3435 Stelzer Road, Columbus, OH 43219-3035 (800-438-6375) (for services as sub-administrator and transfer agent)

     (c) BNY Hamilton Distributors, Inc., 3435 Stelzer Road, Columbus, OH 43219-3035 (800-438-6375) (for services as distributor)

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

 8.  Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

 9.  Subclassification if the fund is a management company (check only one):

     [X]  Open-end         [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     The Bank of New York
     One Wall Street
     New York, NY 10286

     Gannett Welsh & Kotler, LLC
     222 Berkeley Street
     Boston, MA 02116
     (Sub-adviser for the BNY Hamilton Multi-Cap Equity Fund, BNY Hamilton Municipal Enhanced Yield Fund and BNY Hamilton Small Cap Core Equity Fund)

     Urdang Securities Management, Inc.
     630 West Germantown Pike, Suite 300
     Plymouth Meeting, PA 19462
     (Sub-adviser for the BNY Hamilton Global Real Estate Securities Fund)

     Estabrook Capital Management, LLC
     1633 Broadway - 30th Floor
     New York, NY 10019
     (Sub-adviser for the BNY Hamilton Large Cap Value Fund)

     Seix Advisors
     300 Tice Boulevard
     Woodcliff Lake, NJ 07677
     (Sub-adviser for the BNY Hamilton High Yield Fund)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BNY Hamilton Distributors, Inc.
     Three Canal Plaza, Suite 100
     Portland, ME 04101

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):          Not applicable.

     (b) Trustee's name(s) and address(es):            Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [_]  Yes      [X]  No

     If Yes, for each UIT state:

          Name(s):
          File No.:
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [_]  No

          If Yes, state the date on which the board vote took place:

          APRIL 16, 2008 (for the portfolios BNY Hamilton Core Bond Fund, BNY Hamilton Enhanced Income Fund, BNY Hamilton Global Real Estate Securities Fund, BNY Hamilton High Yield Fund, BNY Hamilton Intermediate Government Fund, BNY Hamilton Intermediate New York Tax-Exempt Fund, BNY Hamilton Intermediate Tax-Exempt Fund, BNY Hamilton International Equity Fund, BNY Hamilton Large Cap Equity Fund, BNY Hamilton Large Cap Growth Fund, BNY Hamilton Large Cap Value Fund, BNY Hamilton Money Fund, BNY Hamilton New York AMT-Free Municipal Money Fund, BNY Hamilton S&P 500 Index Fund, BNY Hamilton Small Cap Core Equity Fund, BNY Hamilton Small Cap Growth Fund, BNY Hamilton Treasury Money Fund, BNY Hamilton U.S. Bond Market Index Fund, BNY Hamilton U.S. Government Money Fund, and BNY Hamilton 100% U.S. Treasury Securities Money Fund)

          JULY 24, 2008 (for the portfolios BNY Hamilton Multi-Cap Equity Fund and BNY Hamilton Municipal Enhanced Yield Fund)

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]   Yes     [_]   No

          If Yes, state the date on which the shareholder vote took place:

          JULY 16, 2008 (for the portfolios BNY Hamilton Core Bond Fund, BNY Hamilton Enhanced Income Fund, BNY Hamilton Global Real Estate Securities Fund, BNY Hamilton High Yield Fund, BNY Hamilton Intermediate Government Fund, BNY Hamilton Intermediate New York Tax-Exempt Fund, BNY Hamilton Intermediate Tax-Exempt Fund, BNY Hamilton International Equity Fund, BNY Hamilton Large Cap Equity Fund, BNY Hamilton Large Cap Growth Fund, BNY Hamilton Large Cap Value Fund, BNY Hamilton S&P 500 Index Fund, BNY Hamilton Small Cap Core Equity Fund, BNY Hamilton Small Cap Growth Fund, BNY Hamilton U.S. Bond Market Index Fund, BNY Hamilton U.S. Government Money Fund, and BNY Hamilton 100% U.S. Treasury Securities Money Fund)

          AUGUST 7, 2008 (for the portfolios BNY Hamilton Money Fund, BNY Hamilton New York AMT-Free Municipal Money Fund, and BNY Hamilton Treasury Money Fund)

          OCTOBER 15, 2008 (for the portfolios BNY Hamilton Multi-Cap Equity Fund and BNY Hamilton Municipal Enhanced Yield Fund)

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes     [_]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          SEPTEMBER 12, 2008 (for all portfolios EXCEPT BNY Hamilton Multi-Cap Equity Fund and BNY Hamilton Municipal Enhanced Yield Fund)

          NOVEMBER 10, 2008 (for the portfolios BNY Hamilton Multi-Cap Equity Fund and BNY Hamilton Municipal Enhanced Yield Fund)

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes     [_]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes     [_]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          Not applicable.

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [_]  Yes     [_]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [_]  Yes     [_]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes     [_]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes     [X]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

 20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [_]  Yes     [X]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


     (b)  Why has the fund retained the remaining assets?


     (c)  Will the remaining assets be invested in securities?

          [_]   Yes     [_]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_]  Yes     [X]   No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $1,151,000

          (ii)  Accounting expenses: $17,500

          (iii) Other expenses (list and identify separately):

                Proxy solicitation expenses: $286,000

                Brokerage commissions: $0

                Audit expenses: $105,000

                Custody fees: $0

                SEC registration fees: $0

                Director "tail" insurance premiums: $630,000

                Transfer agency fees: $583,000

          (iv)  Total expenses (sum of lines (i)-(iii) above): $2,772,500

     (b)  How were those expenses allocated? 100% to The Bank of New York Mellon


     (c)  Who paid those expenses? The Bank of New York Mellon


     (d) How did the fund pay for unamortized expenses (if any)? Not applicable.


 23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]  Yes     [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

 24. Is the fund a party to any litigation or administrative proceeding?

     [_]  Yes     [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

 25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_]  Yes    [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

 26. (a)  State the name of the fund surviving the Merger:

Target Series                                                  Acquiring Fund/Series
-------------                                                  ---------------------

                                                               BNY MELLON FUNDS TRUST
                                                               ----------------------
BNY Hamilton Core Bond Fund                                    BNY Mellon Bond Fund
BNY Hamilton Intermediate Government Fund                      BNY Mellon Intermediate U.S. Government Fund
BNY Hamilton Intermediate New York Tax-Exempt Fund             BNY Mellon New York Intermediate Tax-Exempt Bond Fund
BNY Hamilton Intermediate Tax-Exempt Fund                      BNY Mellon National Intermediate Municipal Bond Fund
BNY Hamilton International Equity Fund                         BNY Mellon International Appreciation Fund
BNY Hamilton Small Cap Growth Fund                             BNY Mellon Small Cap Stock Fund
BNY Hamilton Small Cap Core Equity Fund                        BNY Mellon Small Cap Stock Fund

                                                               DREYFUS INSTITUTIONAL RESERVES FUNDS
                                                               ------------------------------------
BNY Hamilton Money Fund                                        Dreyfus Institutional Reserves Money Fund
BNY Hamilton Treasury Money Fund                               Dreyfus Institutional Reserves Treasury Fund
BNY Hamilton U.S. Government Money Fund                        Dreyfus Institutional Reserves Government Fund
BNY Hamilton 100% U.S. Treasury Securities Money Fund          Dreyfus Institutional Reserves Treasury Prime Fund

                                                               THE DREYFUS/LAUREL FUNDS, INC.
                                                               ------------------------------
BNY Hamilton S&P 500 Index Fund                                Dreyfus BASIC S&P 500 Stock Index Fund
BNY Hamilton U.S. Bond Market Index Fund                       Dreyfus Bond Market Index Fund

                                                               THE DREYFUS/LAUREL FUNDS TRUST
                                                               ------------------------------
BNY Hamilton High Yield Fund                                   Dreyfus Premier Limited Term High Yield Fund

                                                               DREYFUS PREMIER INVESTMENT FUNDS, INC.
                                                               --------------------------------------
BNY Hamilton Enhanced Income Fund                              Dreyfus Enhanced Income Fund
BNY Hamilton Global Real Estate Securities Fund                Dreyfus Premier Global Real Estate Securities Fund
BNY Hamilton Large Cap Equity Fund                             Dreyfus Premier Large Cap Equity Fund
BNY Hamilton Large Cap Growth Fund                             Dreyfus Premier Large Cap Growth Fund
BNY Hamilton Large Cap Value Fund                              Dreyfus Premier Large Cap Value Fund

                                                               DREYFUS TAX EXEMPT CASH MANAGEMENT FUNDS
                                                               ----------------------------------------
BNY Hamilton New York AMT-Free Municipal Money Fund            Dreyfus New York AMT-Free Municipal Cash Management

                                                               MANAGERS AMG FUNDS
                                                               ------------------
BNY Hamilton Multi-Cap Equity Fund                             GW&K Multi-Cap Equity Fund
BNY Hamilton Municipal Enhanced Yield Fund                     GW&K Municipal Enhanced Yield Fund


     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          BNY Mellon Funds Trust:  811-09903
          Dreyfus Institutional Reserves Funds:  811-22169
          The Dreyfus/Laurel Funds, Inc.:  811-05202
          The Dreyfus/Laurel Funds Trust:  811-00524
          Dreyfus Premier Investment Funds, Inc.:  811-06490
          Dreyfus Tax Exempt Cash Management Funds:  811-03954
          Managers AMG Funds:  811-09521


     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          BNY Mellon Funds Trust, File No. 333-149912; Form N-14, filed March 26, 2008
          Dreyfus Institutional Reserves Funds, File No. 333-149911, Form N-14, filed March 26, 2008
          The Dreyfus/Laurel Funds, Inc., File No. 333-149913, Form N-14, filed March 26, 2008
          The Dreyfus/Laurel Funds Trust, File No. 333-149909, Form N-14, filed March 26, 2008
          Dreyfus Premier Investment Funds, Inc., File No. 333-149910, Form N-14, filed March 26, 2008
          Dreyfus Tax Exempt Cash Management Funds, File No. 333-149907, Form N-14, filed March 26, 2008
          Managers AMG Funds, File No. 333-152716; Form N-14, filed August 1,
          2008

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BNY Hamilton Funds, Inc., (ii) he is the President of BNY Hamilton Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


                                                            /s/ JOSEPH F. MURPHY
                                                            --------------------
                                                            Joseph F. Murphy